EXHIBIT 4.8.4

Ministry of the Russian Federation for Communications and Information

Amendment No. 4
to License No. 15130 (registration series A 014207)
dated June 13, 2000

To add the following additional paragraph to clause 1 of the Conditions For Carrying Out Activities Under License No. 15130:

“Under this License, the Licensee may provide cellular radiotelephone communications services in GSM 900/1800 dual band network and install necessary equipment to operate in the frequencies allocated in the 1800 and 900 MHz band in the license area in accordance with the established procedure.”

First Deputy Minister of the Russian Federation for Communications and Information	[Signature]	Yu.A. Pavlenko

January 18, 2002

Head of the Department of the Organization of Licensing Activity	[Signature] [Seal]	N.M. Popov

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